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Exhibit 12.1

Statement Regarding Computation of Ratios of Earnings to Fixed Charges

        The following computation of Ratios of Earnings to Fixed Charges reflects a reclassification made to prior years' consolidated financial statements relating to the sale of our US bakery business in December 2003, which has been presented as discontinued operations for all periods.

	As of and for the Six months ended June 30,	As of and for the Year ended December 31,
	2004	2003	2002	2001	2000	1999
		(US$ in millions except ratios)
Earnings:
Pre-tax income before minority interest	347	723	481	264	66	(21)
plus: Fixed charges	132	258	211	265	271	222
Amortization of capitalized interest	3	7	6	5	4	3
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees	—	—	—	—	—	—
less: Capitalized interest	(3)	(8)	(6)	(15)	(5)	(6)
Preferred stock dividends	(2)	(6)	(5)	(10)	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Earnings	477	974	687	509	336	198
Fixed Charges:
Capitalized interest	3	8	6	15	5	6
Expensed interest	114	215	176	223	252	204
plus: Amortized premiums, discounts and capitalized debt expenditures	4	8	6	1	1	1
Estimate of interest within rental expense	9	21	18	16	13	11
Preferred stock dividends	2	6	5	10	—	—

Fixed Charges	132	258	211	265	271	222
Ratio of Earnings/Fixed Charges(1)	3.61	3.78	3.26	1.92	1.24	0.89 (2)

(1)
For the purpose of determining the Ratio of Earnings to Fixed Charges, earnings are defined as income before taxes plus fixed charges and amortization of capitalized interest less capitalized interest and preferred stock dividend requirements. Fixed charges consist of interest expense (capitalized and expensed), amortization of deferred debt issuance costs, portion of rental expense that is representative of the interest factor and preferred stock dividend requirements of majority-owned subsidiaries.

(2)
Earnings were inadequate to cover fixed charges by $24 million.

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  Exhibit 12.1